Exhibit 99.1

Unilever

CHAIRMAN'S LETTER AND NOTICE OF MEETING

ANNUAL GENERAL MEETING
ROTTERDAM 29 APRIL 2015

MAKING
SUSTAINABLE
LIVING
COMMONPLACE

Weena 455, PO Box 760, 3000 DK Rotterdam, the Netherlands

To our shareholders and holders	17 March 2015
of depositary receipts

Dear Madam, Sir,

I am pleased to enclose the Notice of this year’s Annual General Meeting (the ‘NV AGM’). The meeting will be held on Wednesday 29 April 2015 at Unilever N.V.’s head office at Weena 455, 3013 AL Rotterdam. The NV AGM will start at 1.30pm.

In line with the focus on simplification in the business, the Boards have decided to simplify this year’s AGMs. We will hold the AGMs on consecutive days. Our Board members will attend the NV AGM in the Netherlands on 29 April 2015 and then they will attend the Unilever PLC AGM (the ‘PLC AGM’) in the UK on 30 April 2015. In addition, we are hosting our AGMs at Unilever offices in both the Netherlands and the UK. This will allow shareholders to personally experience our brands and our passion for the business.

At the NV AGM, Paul Polman will update you on the progress of the business in 2014 before we conduct the formal business of the Meeting.

As has been our policy for many years, all our Directors, with the exception of Byron Grote, Sir Malcolm Rifkind, Kees Storm and Paul Walsh, are offering themselves for re-appointment. Byron, Sir Malcolm, Kees and Paul will not be offering themselves for re-appointment and will leave the Boards at the end of the PLC AGM. On behalf of the Board, I would like to thank Byron, Sir Malcolm,

Kees and Paul for their outstanding contributions to Unilever as Non-Executive Directors. All of our Non-Executive Directors are distinguished in their respective fields and further information on their re-appointments can be found on page 4 of this Notice.

At last year’s AGM, you elected Feike Sijbesma to join your Board with effect from 1 November 2014. Feike has brought additional expertise to the Boards, in particular in sustainability, finance and food and nutrition.

During 2014, we continued our work on Board succession. Having identified Nils Andersen, Vittorio Colao and Judith Hartmann as potential Non-Executive Directors we are delighted that they have agreed to join your Board. They will further strengthen the financial and digital expertise, and industry experience of the Boards. Their biographies are included on page 4 and page 5 of this Notice. They will be proposed for appointment as Non-Executive Directors at the NV AGM and the PLC AGM in April 2015. If appointed, Vittorio’s appointment will take effect from 1 July 2015, whereas Nils’ and Judith’s appointments will take effect from the end of the PLC AGM.

It is intended that, if re-appointed as a Non-Executive Director at the AGMs, Ann Fudge will become the Vice-Chairman/Senior Independent Director. If the relevant Directors are re-appointed as Directors at both the NV AGM and the PLC AGM, the Chairs of the Board Committees will be John Rishton (Audit Committee), Ann Fudge (Compensation Committee), Louise Fresco (Corporate Responsibility Committee), and Feike Sijbesma (Nominating and Corporate Governance Committee).

The rest of the formal business, which covers standard matters such as the adoption of the Company’s Annual Accounts and the authority to issue shares and repurchase of shares, will be generally familiar to you.

Full explanations of all proposed resolutions are set out in the Explanatory Notes to the Notice.

Your Board believes that all the proposals to be put to you at the NV AGM are in the best interests of Unilever N.V. and all shareholders. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares in Unilever N.V.

The NV AGM is an important opportunity for all shareholders to express their views by asking questions on all of the above issues and on any other topics relevant to our business and the resolutions. If you would like to be assured of the fullest possible response to a question asked in the NV AGM, it would be helpful if you could give me prior notice of your question. Of course, you are invited to write to me at any time if you have an issue. Alternatively you may find the answer to your question on our website at www.unilever.com.

Enclosed with this letter you will find the Notice of the NV AGM being convened, together with the Explanatory Notes. A voting instruction form has been sent to those of you who are registered in the Company’s Register of Shareholders. Our 2014 year-end documents are available on our website at www.unilever.com/investorrelations.

If you would like to cast your votes electronically you will have to do so in any event no later than 5.30pm on Wednesday 22 April 2015. Please refer to the information provided on page 6 of the Notice. All your votes are important to us and I would urge you to cast your vote.

The results of the NV AGM will be announced as soon as possible via a press release and on the company website www.unilever.com/agm.

You have the right to attend the NV AGM and exercise your voting right if you are a holder of shares or depositary receipts on the Record Date, set on Wednesday 1 April 2015.

For information on travelling to the venue, you will find up to date information on our website at www.unilever.com/agm.

I look forward to seeing as many of you as possible on 29 April 2015.

Yours sincerely,

Michael Treschow

Unilever Chairman’s Letter and Notice of Meeting 2015	2

UNILEVER N.V. NOTICE OF

ANNUAL GENERAL MEETING 2015

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Wednesday 29 April 2015 at 1.30pm at the Unilever N.V. head office, Weena 455 in Rotterdam, the Netherlands.

AGENDA

CONSIDERATION OF ANNUAL REPORT AND ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2014

1.	Consideration of the Annual Report and Accounts for the 2014 financial year* submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report**.

ADOPTION OF THE ANNUAL ACCOUNTS

2.	Adoption of the Annual Accounts and appropriation of the profit for the 2014 financial year (resolution).

3.	Discharge of Executive Directors (resolution).

4.	Discharge of Non-Executive Directors (resolution).

RE-APPOINTMENT OF EXECUTIVE DIRECTORS

To re-appoint as Executive Directors:

5.	Mr P G J M Polman (resolution).
6.	Mr R J-M S Huët (resolution).

RE-APPOINTMENT OF NON-EXECUTIVE DIRECTORS

To re-appoint as Non-Executive Directors:

7.	Mrs L M Cha (resolution).
8.	Professor L O Fresco (resolution).
9.	Ms A M Fudge (resolution).
10.	Ms M Ma (resolution).
11.	Ms H Nyasulu (resolution).
12.	Mr J Rishton (resolution).
13.	Mr F Sijbesma (resolution).
14.	Mr M Treschow (resolution).

APPOINTMENT OF NON-EXECUTIVE DIRECTORS

To appoint as Non-Executive Directors:

15.	Mr N S Andersen (resolution).
16.	Mr V Colao, with effect from 1 July 2015 (resolution).
17.	Dr J Hartmann (resolution).

CORPORATE MATTERS

18.	Appointment of the Auditor charged with the auditing of the Annual Accounts for the 2015 financial year (resolution).

19.	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the share capital of the Company and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares (resolution).

20.	Authorisation of the Board of Directors to purchase shares and depositary receipts thereof in the share capital of the Company (resolution).

21.	Capital reduction with respect to shares and depositary receipts thereof held by the Company in its own share capital (resolution).

MISCELLANEOUS

22.	Close of Meeting.

*	Our Annual Report and Accounts 2014 is in two parts, the Governance and Financial Report 2014 and the Strategic Report 2014. The Annual Accounts of Unilever N.V. for the 2014 financial year within the meaning of Article 2:361 of the Dutch Civil Code comprise the audited information in the Directors’ Remuneration Report as set out in the Governance and Financial Report 2014 on pages 62 to 77 and the financial statements set out on pages 84 to 135. The Strategic Report 2014 together with the governance section of the Governance and Financial Report 2014 constitutes the report of the Directors within the meaning of Article 2:391 of the Dutch Civil Code and includes the information to be provided in accordance with Article 2:392, paragraph 1, of the Dutch Civil Code.

**	The Directors’ Remuneration Report can be found on page 62 to 77 of the Annual Report and Accounts 2014 and comprises the implementation of the Remuneration Policy.

Resolutions 5 through 17, if passed, will only become effective if a similar resolution as set out in the Notice of Annual General Meeting of Unilever PLC to be held on 30 April 2015 in Leatherhead, United Kingdom (or any adjournment thereof) is approved.

All documents for the AGM, including the Governance and Financial Report 2014 and the Strategic Report 2014, are available at www.unilever.com/investorrelations.

Copies may be obtained free of charge from the Company and through ABN AMRO Bank N.V. (‘ABN AMRO’), telephone number +31 20 344 2000, e-mail corporate.broking@nl.abnamro.com.

3	Unilever Chairman’s Letter and Notice of Meeting 2015

EXPLANATORY NOTES TO THE NOTICE

OF ANNUAL GENERAL MEETING 2015

AGENDA ITEM 1

Consideration of the Annual Report and Accounts for the 2014 financial year submitted by the Board of Directors, including the Corporate Governance section and the Directors’ Remuneration Report.

AGENDA ITEM 2 – RESOLUTION

ADOPTION OF THE ANNUAL ACCOUNTS AND APPROPRIATION OF THE PROFIT FOR THE 2014 FINANCIAL YEAR

It is proposed that:

(i)	the Annual Accounts for the 2014 financial year drawn up by the Board of Directors be adopted; and
(ii)	the profit for the 2014 financial year of €2,221 million be appropriated for addition to the balance sheet item ‘Profit retained’ as set out on page 134 of the Governance and Financial Report 2014.

During 2014 €4 million was paid as dividend on the preference shares and €1,757 million was paid as dividend on the ordinary shares.

AGENDA ITEM 3 – RESOLUTION

DISCHARGE OF EXECUTIVE DIRECTORS

It is proposed that the Executive Directors in office in the 2014 financial year be discharged for the fulfilment of their task in the 2014 financial year.

AGENDA ITEM 4 – RESOLUTION

DISCHARGE OF NON-EXECUTIVE DIRECTORS

It is proposed that the Non-Executive Directors in office in the 2014 financial year be discharged for the fulfilment of their task in the 2014 financial year.

AGENDA ITEMS 5 TO 17 – RESOLUTIONS

(RE-)APPOINTMENT OF EXECUTIVE AND NON-EXECUTIVE DIRECTORS

Unilever N.V.’s Articles of Association require the annual retirement and re-appointment of its Executive and Non-Executive Directors. Each proposed candidate for (re-)appointment is also being proposed for (re-)appointment to the Board of Unilever PLC.

The resolution to (re-)appoint a proposed candidate as an Executive or Non-Executive Director shall be subject to the passing of the resolution approving his or her appointment as an Executive or Non-Executive Director at the Unilever PLC AGM on 30 April 2015 (or at any adjournment thereof).

Biographical details concerning each of the proposed candidates for (re-)appointment can be found on page 54 of the Governance and Financial Report 2014, page 4 and 5 of this Notice and also on Unilever’s website at www.unilever.com/investorrelations.

AGENDA ITEMS 5 AND 6 – RESOLUTIONS

RE-APPOINTMENT OF EXECUTIVE DIRECTORS

Pursuant to Article 20, paragraph 1, of the Articles of Association, all Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to re-appoint Paul Polman and Jean-Marc Huët as Executive Directors.

AGENDA ITEMS 7 TO 14 – RESOLUTIONS

RE-APPOINTMENT OF NON-EXECUTIVE DIRECTORS

Pursuant to Article 20, paragraph 1, of the Articles of Association, all Non-Executive Directors retire each year at the Annual General Meeting upon the appointment of at least one Non-Executive Director as set forth in the Articles of Association.

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to re-appoint all the existing Non-Executive Directors, with the exception of Byron Grote, Sir Malcolm Rifkind, Kees Storm and Paul Walsh. The Board of Directors is satisfied, following formal performance evaluation, that all Non-Executive Directors being proposed for re-appointment continue to perform effectively and should be appointed because they continue to demonstrate their broad and relevant experience, commitment to their roles, and international outlook.

Due to Michael Treschow, Louise Fresco, Ann Fudge and Hixonia Nyasulu extending their term beyond six years, we have undertaken a particularly rigorous review before proposing their re-appointment.

AGENDA ITEMS 15 TO 17 – RESOLUTIONS

APPOINTMENT OF NON-EXECUTIVE DIRECTORS

In accordance with Article 19, paragraph 5, of the Articles of Association it is proposed by the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, to appoint Nils Andersen, Vittorio Colao and Dr Judith Hartmann as Non-Executive Directors. If appointed, Vittorio’s appointment will take effect from 1 July 2015, whereas Nils’ and Judith’s appointments will take effect from the end of the PLC AGM. Biographical details are set out below. These biographies are also available on Unilever’s website at www.unilever.com/agm.

Mr Nils S Andersen

Nationality: Danish. Born: 1958

Mr Andersen has been group Chief Executive Officer of A.P. Moller – Maersk A/S since 2007. He was Executive Vice President of Carlsberg A/S and Carlsberg Breweries A/S from 1999-2001, becoming President, Chief Executive Officer from 2001-2007. He has previously worked for de Danske Sukkerfabrikker, Tuborg International, Union Cervecera, Hannen Brauerei and Hero Group. Mr Andersen is currently Chairman of Dansk Supermarked Group, Vice-Chairman of the European Round Table of Industrialists, a member of the Board of Directors of Inditex, Spain, and a member of the Committee on Business Policies, Confederation of Danish Industry.

Mr Vittorio Colao

Nationality: Italian. Born: 1961

Mr Colao has been a member of the Vodafone Board since 2006, and Chief Executive since 2008. He joined Omnitel Pronto Italia in 1996, which subsequently became Vodafone Italy, and he was appointed Chief Executive in 1999. He was appointed regional Chief Executive Officer, Southern Europe for Vodafone Group Plc in 2001, became a member of the Board in 2002 and was appointed to the role of Regional Chief Executive Officer for Southern Europe, Middle East and Africa for Vodafone in 2003. In 2004 Mr Colao left Vodafone to join RCS MediaGroup, the leading Italian publishing company, where he was Chief Executive until he rejoined Vodafone as CEO, Europe and Deputy Chief Executive in 2006. Mr Colao sits on the International Advisory Board of Bocconi University, Italy, the Dean’s Advisory Board of Harvard Business School and is a Vice-Chairman of the European Round Table of Industrialists.

Unilever Chairman’s Letter and Notice of Meeting 2015	4

EXPLANATORY NOTES TO THE NOTICE OF

ANNUAL GENERAL MEETING 2015 CONTINUED

Dr Judith Hartmann

Nationality: Austrian. Born: 1969

Dr Hartmann joined GDF SUEZ as a special adviser to the CEO and Chairman in February 2015, and became Chief Financial Officer of GDF SUEZ on 16 March 2015. She was Chief Financial Officer of the international media and services corporation Bertelsmann SE & Co. KGaA from 2012-2015. Prior to that, she had been at General Electric since 2000, where she had a number of CFO roles including CFO Global Service, GE Healthcare Clinical Systems, CFO GE Water Europe, Middle East & Africa, CFO GE Healthcare Latin America and CFO GE Germany. Her earlier career included financial positions in The Walt Disney Company and Transport Canada. Dr Hartmann has recently been a Non-Executive Director of RTL Group, Penguin Random House and Gruner + Jahr GmbH & Co KG.

AGENDA ITEM 18 – RESOLUTION

APPOINTMENT OF THE AUDITOR CHARGED WITH THE AUDITING OF THE ANNUAL ACCOUNTS FOR THE 2015 FINANCIAL YEAR

Pursuant to Article 34, paragraph 3, of the Articles of Association, auditors charged with the auditing of the Annual Accounts for the current financial year are to be appointed each year.

Each year, the Audit Committee assesses the effectiveness of the external audit process which includes gaining feedback from key stakeholders at all levels across Unilever. The Audit Committee has considered the tenure, quality and fees of the auditors. The Audit Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the re-appointment of the external auditors. It is proposed, in accordance with Article 2:393 of the Dutch Civil Code, to assign KPMG Accountants N.V. to audit the Annual Accounts for the 2015 financial year.

AGENDA ITEM 19 – RESOLUTION

DESIGNATION OF THE BOARD OF DIRECTORS AS THE COMPANY BODY AUTHORISED IN RESPECT OF THE ISSUE OF SHARES IN THE SHARE CAPITAL OF THE COMPANY

It is proposed to designate the Board of Directors as the company body, in accordance with Articles 2:96 and 2:96a of the Dutch Civil Code to resolve to issue – or to grant rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers, acquisitions or strategic alliances. The authority is intended to give the Board of Directors flexibility in financing the Company in the most efficient manner and flexibility in the context of mergers, acquisitions or strategic alliances. The Board of Directors has no current intention to use this authority or to use this authority for anti takeover measures.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2016, the last date by which the Company must hold an Annual General Meeting in 2016 (whichever is earlier).

AGENDA ITEM 20 – RESOLUTION

AUTHORISATION OF THE BOARD OF DIRECTORS TO PURCHASE SHARES AND DEPOSITARY RECEIPTS THEREOF IN THE SHARE CAPITAL OF THE COMPANY

Renewal of this authority is sought at the AGM each year. The Board of Directors has no present intention of exercising this authority but believes that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so. This authority is also necessary to enable us to carry out any share buyback programme. The Board of Directors will only buy back shares under the programme when it considers that such purchases would increase earnings per share and would be in the best interests of the Company and all shareholders generally.

It is proposed to authorise the Board of Directors, in accordance with Article 2:98 of the Dutch Civil Code, to cause the Company to purchase, either through purchase on a stock exchange or otherwise, its own shares or depositary receipts thereof with a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2014 at a purchase price per share or depositary receipt thereof, excluding expenses, not lower than €0.01 (one euro cent) and not higher than 10% above the average of the closing price of the shares on the trading venue where the purchase is carried out for the five business days before the day on which the purchase is made.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2016, the last date by which the Company must hold an Annual General Meeting in 2016 (whichever is earlier).

AGENDA ITEM 21 – RESOLUTION

CAPITAL REDUCTION WITH RESPECT TO SHARES AND DEPOSITARY RECEIPTS THEREOF HELD BY THE COMPANY IN ITS OWN SHARE CAPITAL

It is proposed that the AGM resolves to reduce the issued share capital through cancellation of shares and depositary receipts thereof. The purpose of the reduction is to create flexibility with respect to the Company’s capital structure. It is restricted to a maximum of 10% of the issued share capital as shown in the Annual Accounts for the financial year 2014. Only shares held by the Company or for which the Company holds depositary receipts may be cancelled. Shares that the Company holds in treasury for hedging share (option) plans will not be cancelled. The number of shares that will be cancelled following this resolution will be determined by the Board of Directors. Each time the amount of the capital reduction will be stated in the resolution of the Board of Directors that shall be filed at the Chamber of Commerce.

The authority sought under this resolution will expire at the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2016, the last date by which the Company must hold an Annual General Meeting in 2016 (whichever is earlier).

5	Unilever Chairman’s Letter and Notice of Meeting 2015

INFORMATION ABOUT ATTENDING

THE ANNUAL GENERAL MEETING 2015

The Annual General Meeting of Shareholders (‘AGM’) is to be held on Wednesday 29 April 2015 at 1.30pm at the Unilever N.V. head office, Weena 455 in Rotterdam, the Netherlands.

RECORD DATE

ADMISSION TO THE AGM AND VOTING RIGHTS

The Board of Directors has determined that holders of shares or depositary receipts thereof on Wednesday 1 April 2015, after closing of the books (the ‘Record Date’) and who are registered as such in one of the registers designated by the Board of Directors, have the right to attend the AGM and exercise their voting rights in accordance with the number of shares or depositary receipts thereof held at the Record Date.

HOLDERS OF SHARES OR DEPOSITARY RECEIPTS HELD THEREOF VIA THE GIRO SYSTEM

ATTENDANCE INSTRUCTIONS

Holders of shares or depositary receipts thereof who wish to attend the AGM either in person or by proxy (see under ‘Proxies’), can notify their bank or broker or via www.abnamro.com/evoting, until Wednesday 22 April 2015 at 5.30pm at the latest. The bank or broker will inform ABN AMRO who will send an admission ticket for the AGM by post or by e-mail to the notified holders of shares or depositary receipts thereof.

PROXIES

Holders of shares or depositary receipts thereof who wish to have themselves represented at the AGM by a proxy holder appointed by them must register in accordance with what is described above and deposit a written power of attorney. For this purpose, they can use the power of attorney printed on the admission ticket or the power of attorney available on www.unilever.com/agm.

VOTING INSTRUCTIONS

Holders of shares or depositary receipts thereof who are unable to attend the AGM in person and wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/evoting. By doing so voting instructions are given to Mr M.J. Meijer c.s. Notarissen, in Amsterdam, to cast their vote at the AGM. Voting instructions will be kept confidential and can be given until Wednesday 22 April 2015 at 5.30pm at the latest.

UNILEVER TRUST OFFICE

Holders of depositary receipts who attend the AGM either in person or by proxy will automatically receive from the Foundation Unilever N.V. Trust Office a proxy in accordance with the conditions of administration of these depositary receipts.

HOLDERS OF REGISTERED SHARES REGISTERED IN THE SHAREHOLDERS’ REGISTER

Holders of registered shares will be approached by SGG Netherlands N.V. (‘SGG’) individually. A written notification to attend the AGM, a completely filled-in voting instruction form or a written power of attorney must be received by SGG by Wednesday 22 April 2015 at 5.30pm at the latest.

IDENTIFICATION

We kindly request you to bring a valid proof of identity to the AGM.

ROUTE DESCRIPTION

The Unilever head office is located at Weena 455 in the heart of Rotterdam city centre and is best reached by train. Rotterdam Central Station is just a few minutes walk from the Unilever head office. If you choose to come by car, you are advised to use the Weena Parking (Karel Doormanstraat 10). Route descriptions to both the Unilever head office and the Weena Parking are available on our website, www.unilever.com/agm and are available upon request by sending an e-mail to shareholder.services@unilever.com.

Unilever Chairman’s Letter and Notice of Meeting 2015	6

FOR FURTHER INFORMATION ABOUT UNILEVER, PLEASE VISIT OUR WEBSITE:

WWW.UNILEVER.COM

UNILEVER N.V.
Head Office and Registered Office
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798

Commercial Register Rotterdam
Number: 24051830